SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated December 12, 2006 - "Drilling Continues to Extend Copper Mineralization at Panantza"

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com
"NEWS RELEASE"
For Immediate Release	December 12, 2006
TSX: CTQ, AMEX: ETQ

DRILLING CONTINUES TO EXTEND COPPER MINERALIZATION AT PANANTZA

VANCOUVER, BRITISH COLUMBIA, December 12, 2006 – Corriente Resources Inc. announced today assay results received from the most recent fourteen holes drilled at Panantza as part of its feasibility drill program. These results follow the results of ten additional holes announced in Corriente’s last Panantza feasibility drilling news release on September 7, 2006. Based on the success of drilling at Panantza to date, the Company is in the process of planning more holes to continue expanding the copper deposit to the south and west.

Current drilling results include hole PA041 with 443 metres of 0.60% copper and hole PA052 with 276 metres of 0.77% copper.

Located in southeast Ecuador approximately 40 km north of the Mirador project, Corriente has uncovered and previously disclosed Inferred resources at Panantza of approximately 395 million tonnes grading 0.67% copper containing 5.8 billion pounds of copper. The main purpose of this most recent drilling program is to help define the southwestern edge of mineralization for an updated resource calculation for Panantza. This resource calculation will be utilized in the planned feasibility study. The deepest holes from this round of drilling (such as PA051) indicate mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the south and west.

Results for the new holes are listed below and a map of the current round of drilling can be found at www.corriente.com. Leached intervals are indicated with hyphens.

Hole	From	To	Width	Cu %	Zone

PA040	0	35	35	-	leached
	35	58	23	0.48	mixed
	58	87	29	1.02	primary
	87	319.13	232.13	0.08	late dike

PA041	0	57	57	-	leached
	57	161	104	0.66	primary
	161	353	192	0.45	primary
	353	500	147	0.74	primary
	500	507.49	7.49	0.30	primary

PA042	0	66	66	-	leached
angled 60	66	201.16	135.16	0.70	primary
045 azimuth

PA043	0	21	21	-	leached

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449     F (604) 687-0827     Email copper@corriente.com

Hole	From	To	Width	Cu %	Zone
	21	232	211	0.41	primary
	232	249.93	17.93	0.13	late dike

PA044	0	57	57	-	leached
angled 60	57	114	57	0.26	primary
090 azimuth	114	291	177	0.40	primary
	291	370.33	79.33	0.27	primary

PA045	0	289	289	0.18	primary
angled 65	289	318.3	29.3	-	late dike
090 azimuth	318.3	323	4.7	0.34	primary
	323	432	109	0.61	primary
	432	445.62	13.62	0.24	primary

PA046	0	58	58	-	leached/primary
angled 60	58	147	89	-	late dike
090 azimuth	147	158.49	11.49	0.10	late dike

PA047	0	23.1	23.1	-	overburden
angled 75	23.1	266.7	243.6	0.12	primary
090 azimuth

PA048	0	41	41	-	leached
	41	273	232	0.49	primary
	273	316	43	0.90	primary
	316	350.52	34.52	0.47	primary

PA049	0	32	32	-	leached
angled 70	32	350.52	318.52	0.65	primary
090 azimuth

PA050	0	35	35	-	leached
angled 75	35	179	144	0.53	primary
270 azimuth	179	304.8	125.8	0.36	primary

PA051	0	29.5	29.5	-	leached
	29.5	179.8	150.3	0.64	primary
	179.8	213	33.2	-	late dikes
	213	251	38	0.19	late dikes
	251	460.85	209.85	0.72	primary

PA052	0	17.37	17.37	-	overburden
	17.37	293.8	276.43	0.77	primary
includes	221	293.8	72.8	1.03	primary
	293.8	308.1	14.3	-	late dikes
	308.1	316.7	8.6	0.75	primary
	316.7	320.04	3.34	-	late dike

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449     F (604) 687-0827     Email copper@corriente.com

Hole	From	To	Width	Cu %	Zone

PA053	0	18	18	-	leached
angled 60	18	102	84	0.67	primary
260 azimuth	102	225	123	0.26	late dikes
	225	400.81	175.81	0.62	primary
*All holes are drilled vertically except as indicated in the table

The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist. The assay laboratory is ACME Analytical Laboratories Ltd.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

For further information, please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com ..

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449     F (604) 687-0827     Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: December 12, 2006
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer